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Holland & Knight LLP | www.hklaw.com

Michael M Mills, Jr.

(813) 227-6324

michael.mills@hklaw.com

March 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 6, 2013
File No. 001-14173

Dear Mr. Thompson:

I am writing you on behalf of MarineMax, Inc. (“MarineMax”) in connection with your letter dated March 14, 2014.

The Comment Letter requested that MarineMax provide a response within 10 business days or a notice of when it would provide a response. MarineMax anticipates providing a response by April 4, 2014.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT, LLP

By:	/s/ Michael M. Mills, Jr.
Michael M. Mills, Jr.

cc:	William H. McGill, Jr., Chief Executive Officer, MarineMax, Inc.
Paulee Day, General Counsel, MarineMax, Inc.
Michael H. McLamb, Chief Financial Officer, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Steven W. McMullen, Partner, KPMG, LLP

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